Exhibit 2.2

                                                                EXECUTION COPY


                     AMENDMENT AND SUPPLEMENTAL AGREEMENT

          This Amendment and Supplemental Agreement, made as of August 1, 2001 (the "Amendment and Supplemental Agreement"), between Agilent Technologies, Inc. ("Agilent") and Koninklijke Philips Electronics N.V. ("Philips").

          WHEREAS, Agilent and Philips are parties to an Asset Purchase Agreement, dated as of November 17, 2000 (the "Purchase Agreement"; terms defined in the Purchase Agreement and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement); and

          WHEREAS, in connection with the closing of the transactions under the Purchase Agreement, Agilent and Philips wish to set forth (i) their agreement with respect to certain supplemental arrangements relating to the transactions contemplated by the Purchase Agreement; and (ii) certain amendments to the Purchase Agreement.

          NOW, THEREFORE, in consideration of these premises and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

          1. Employee Vacation Time. Reference is made to Section 6.6(f) of the Purchase Agreement. Notwithstanding anything to the contrary set forth in the Purchase Agreement, in the event any U.S. Transferred Employee elects to roll over accrued unused vacation time to Philips, Philips agrees that, no later than 30 days following the Closing Date (or 30 days following the Transfer Date in the case of employees retained pursuant to the Retained Employees Agreement dated as of July 25, 2001, by and between Agilent and Philips), to the extent that any U.S. Transferred Employee has accrued unused vacation time in excess of 240 hours, Philips will pay in cash to each such U.S. Transferred Employee an amount equal to such accrued vacation time in excess of 240 hours. Agilent and Philips agree that no U.S. Transferred
Employee shall be entitled to any unused accrued vacation time in excess of 240 hours other than to the extent of the cash payment described in the preceding sentence.

          2. Termination and Rehire of Certain Employees. Reference is made to Sections 6.6 and 6.7 of the Purchase Agreement. Notwithstanding anything to the contrary set forth in the Purchase Agreement, Agilent and Philips hereby agree that to the extent that there is no automatic transfer of employees in any of Chile, Brazil and Mexico, Philips will reimburse Agilent for any and all costs (including any severance obligations) that Agilent may incur as a result of the termination by Agilent of such employees, as agreed in the relevant Local Asset Transfer Agreements and as described in Annex C hereto. Agilent and Philips also agree that to the extent that there is no employer substitution in Venezuela, Philips will reimburse Agilent for any and all costs (excluding severance obligations) that Agilent may incur as a result of the termination by Agilent of such employees. With respect to severance obligations relating to employees in Venezuela, Philips will reimburse Agilent for such severance obligations in an amount equal to 50% of such obligations, as described in Annex C hereto, as agreed in the relevant Local Asset Transfer Agreement.

          3. Purchase Price Payments. Notwithstanding anything to the contrary set forth in the Purchase Agreement, Agilent and Philips hereby agree as follows:

               (a) To the extent that the purchase price set forth in any Local Asset Transfer Agreement needs to be adjusted to conform to the Allocation Schedule described in Section
                    3.4 of the Purchase Agreement, such adjustment will be effected by internal bookkeeping entries or corrections effected by Agilent and Philips; provided, however, that to the extent that the adjustment of any such local purchase price requires a payment in local currency or otherwise, Agilent and Philips will cooperate with each other to accomplish such local payments in accordance with local laws; provided, however, that any such local payments shall not affect the aggregate Purchase Price; provided, further, that any such payments shall not be made until such time as any payments required pursuant to Section 3.3 of the Purchase Agreement are made or until such time as it is determined that no such payments are to be made; and provided, further, that any such amount payable in any local payment jurisdictions shall be equal to the difference in United States dollars, converted into local currency based on the Mid Rate of WM/Reuters Closing Spot Rate (as shown on http://www.wmcompany.com) on the date that is two Business Days prior to the payment date described in paragraph (b) below, or based on any other conversion rate explicitly set forth in the Local Asset Transfer Agreements for Brazil and Russia. To the extent that such adjustment in any such local purchase price changes the amount of Transfer Taxes paid or payable in connection with the transfer of the Purchased Assets, the effects of such changes shall be borne equally by Agilent and Philips.

               (b) Reference is made to Section 3.3 of the Purchase Agreement. To the extent that, in connection with determining whether any payment is required to be made by a party pursuant to Section 3.3(f) of the Purchase Agreement, Agilent and Philips agree (or it is determined by the Arbitrator) that the purchase price set forth in any Local Asset Transfer Agreement should be adjusted as a result thereof, such adjustments will be effected by internal bookkeeping entries or corrections effected by Agilent and Philips; provided, however, that to the extent that the adjustment of any such local purchase price requires a local payment in local currency or otherwise, Agilent and Philips shall cooperate with each other to accomplish any such local payments in accordance with local laws; provided, however, that any such local payments shall not affect the aggregate payment required by Section 3.3(f); provided, that the interest required to be paid pursuant to Section 3.3(f) shall be allocated to such local payment in proportion to the proportion that such local payment represents of the total payment required by Section 3.3(f). Any amount payable in any local payment jurisdictions shall be equal to the difference in United States dollars, converted into local currency based on the Mid Rate of WM/Reuters Closing Spot Rate (as shown on http://www.wmcompany.com) on the date that is two Business Days prior to the payment date, or based on any other conversion rate explicitly set forth in the Local Asset Transfer Agreements for Brazil and Russia.

               (c) The Local Purchase Price set forth in each Local Asset Transfer Agreement for each relevant country has been prepared and provided for informational purposes only to comply with requirements of applicable local law. Agilent makes no representation as to the accuracy of the valuation report of Deloitte & Touche, LLP for any purposes whatsoever. Agilent and Philips agree that the valuation of the various Local Businesses conducted by Deloitte & Touche, LLP has been performed solely for the purpose of facilitating the allocation of the Purchase Price in accordance with Section 3.4 of the Purchase Agreement and shall not be binding upon Agilent or Philips for purposes of Section 3.3 of the Purchase Agreement.

          4. Deferred Payment Amendment.

          (a) Amendment to Section 3.2 of the Purchase Agreement. Section 3.2 of the Purchase Agreement is hereby deleted and replaced with the following:

               "On the Closing Date: (i)(A) Purchaser shall pay for itself (where it is acting as Purchaser) and otherwise as agent for and on behalf of each of the relevant Designees to Seller for its own account (where it is acting as Seller) and otherwise as agent for each of the relevant Other Sellers $1,600,000,000 (One Billion, Six Hundred Million Dollars) of the Purchase Price. Such amount shall be payable in the amounts and currencies set forth in Annex 3.2(a) hereto, in immediately available funds in the case of the payment to be made in the United States, to such bank account or accounts as shall be designated by Seller no later than the second Business Day prior to the Closing."

          (b) Amendment to Section 8.2(a) of the Purchase Agreement. Section 8.2(a) of the Purchase Agreement is hereby deleted and replaced with the following:

               "One Billion Six Hundred Million Dollars ($1,600,000,000) of the Purchase Price, as provided in Section 3.2 hereof;"

          (c) New Section 3.6 of the Purchase Agreement. The Purchase Agreement shall be amended by adding a new Section 3.6 thereto immediately following Section 3.5 thereof, having the terms set forth in Annex D hereto.

          5. Local Asset Transfer Agreements. Reference is made to Section 2.3 of the Purchase Agreement. Notwithstanding anything to the contrary set forth in the Purchase

Agreement, Agilent and Philips hereby agree that the instruments used to convey the Purchased Assets and Assumed Liabilities in France shall be in the forms agreed by the parties and not in the form attached to the Purchase Agreement as Exhibit C.

          6. Settlement of Accounts Payable.

               (a) Agilent will pay any invoices ("Invoices") it has in hand to the extent relating to all accounts payable of Agilent or its Subsidiaries incurred in connection with the operation of the Business prior to the Closing Date, except that with respect to Invoices relating to the operation of the Business on or following the Closing Date, Agilent will forward to Philips for payment all such Invoices.

               (b) With respect to Invoices received by Agilent after the Closing Date and relating solely to accounts payable of Agilent or its Subsidiaries incurred in connection with the operation of the Business prior to the Closing Date, Agilent will pay all such Invoices. With respect to Invoices received by Agilent after the Closing Date and relating to both accounts payable incurred in connection with the operation of the Business prior to the Closing Date and accounts payable incurred in connection with the operation of the Business on or following the Closing Date, Agilent will return any such Invoice to the vendor, requesting that separate invoices be sent to Agilent and Philips as follows: (i) one invoice to Agilent in respect of accounts payable incurred in connection with the operation of the Business prior to the Closing Date, and
                    (ii) one invoice to Philips in respect of accounts payable incurred in connection with the operation of the Business on or following the Closing Date. With respect to Invoices received by Agilent after the Closing Date and relating solely to accounts payable incurred in connection with the operation of the Business on or following the Closing Date, Agilent will forward all such Invoices to Philips for payment.

               (c) With respect to Invoices received by Philips or its Subsidiaries, (i) Philips will pay all such Invoices relating solely to accounts payable incurred in connection with the operation of the Business on or following the Closing Date, and (ii) Philips will forward to Agilent for payment any such Invoices relating solely to accounts payable incurred in connection with the operation of the Business prior to the Closing Date. With respect to Invoices received by Philips or its Subsidiaries relating to both accounts payable incurred in connection with the operation of the Business prior to the Closing Date and accounts payable incurred in connection with the operation of the Business on or following the Closing Date, Philips will return any such Invoice to the vendor, requesting that separate Invoices be sent to Agilent and Philips as follows: (i) one invoice to Agilent in respect of accounts payable incurred in connection with the operation of the Business prior to the Closing Date, and (ii) one invoice to Philips in respect of accounts payable incurred in connection with the operation of the Business on or following the Closing Date.

               (d) It is understood and agreed by Agilent and Philips that to the extent that any of the foregoing Sections 6(a) through
                    (c) are inconsistent with the allocation of Liabilities set forth in Sections 2.2(a) and (b) of the Purchase Agreement, such sections of the Purchase Agreement shall control.

          7. Closing Date; Final Closing Statement of Purchased Net Assets; Amendments to Section 3.3(b) of the Purchase Agreement.

               (a) Reference is made to Section 8.1 of the Purchase Agreement. Notwithstanding anything to the contrary set forth in the Purchase Agreement, Agilent and Philips hereby agree that the Closing shall take place on August 1, 2001.

               (b) Reference is made to Section 3.3 of the Purchase Agreement. Notwithstanding anything to the contrary set forth in the Purchase Agreement, the Final Closing Statement of Purchased Net Assets shall be prepared as of 11:59 p.m. on July 31, 2001, and in furtherance of the foregoing, all references in Section 3.3 of the Purchase Agreement to "as of the close of business on the Closing Date" are hereby deemed to be amended and restated to refer to "as of 11:59 p.m. on July 31, 2001".

          8. Bank Guarantees and Performance Bonds. As soon as practicable following the Closing Date, but no later than four weeks following assignment of the relevant Assumed Contract, Purchaser shall ensure that any performance bond, guarantee or similar instrument issued by a third party on behalf of Seller or one of its Subsidiaries for the benefit of the customer or any other party to the relevant Assumed Contract to secure the performance of Seller's or one of its Subsidiaries' obligations under such Assumed Contract ("Instruments") is replaced with a performance bond, guarantee or similar instrument that releases or is capable of releasing Seller or such Subsidiary from all of its obligations under such Instruments. If a replacement of Instruments is not possible for reasons beyond the control of Purchaser, Purchaser will put in place, or cause to be put in place, an arrangement the effect of which will be that Seller is released from its obligations under the Instruments.

          9. Treatment of Litigation; Escrow Claims.

               (a) Reference is made to Sections 2.2(a), 2.2(b) and 4.9 of the Purchase Agreement. Agilent and Philips hereby agree that the Liabilities with respect to outstanding litigation are to be allocated in accordance with the Purchase Agreement pursuant to meetings between the parties to be held promptly following the Closing, but in any event no later than August 7, 2001. In furtherance of the foregoing, Agilent proposes that the Liabilities with respect to outstanding litigation be allocated in accordance with the Purchase Agreement in the manner set forth in Annex A to this Amendment and Supplemental Agreement.

               (b) Notwithstanding anything in Section 2.2(a)(v) to the contrary, Agilent and Philips hereby agree that the pending escrow claims described in Annex B hereto shall be allocated in accordance with Annex B.

          10. [Reserved.]

          11. International Pensions. Reference is made to Schedule 6.7(d) to the Purchase Agreement. Notwithstanding anything in the Purchase Agreement to the contrary, Agilent and Philips have agreed as follows:

               (a)  Philips shall be released from its obligation in paragraph
                    3.2 of Schedule 6.7(d) to the Purchase Agreement in relation to the Transferred Employees in Argentina, Mexico, India and China, subject to the conditions set out in this Section 11.

               (b) Instead, Philips shall be required to provide a cash payment in respect of each Transferred Employee in Argentina, Mexico, India and China in respect of service on and from the Closing Date which is the equivalent to the value of such Transferred Employee's Retirement Benefit Rights immediately before the Closing Date, as set forth in paragraphs (c) and (d) below.

               (c) In particular, in respect of the five-year period following the Closing Date (the "Five-Year Period"), Philips shall pay to each Transferred Employee in Argentina, Mexico and India a lump sum cash payment (payable in accordance with the terms of the Local Asset Transfer Agreements in Argentina, Mexico or India, whichever applies) equal to the value of (i) (in relation to defined benefit Agilent plans) the Retirement Benefit Rights which that Transferred Employee would have accrued under the relevant Agilent plan during and in respect of the Five-Year Period, but treated as fully and immediately vested; or (ii) (in relation to defined contribution Agilent plans) the individual defined contribution account which that Transferred Employee would have accumulated under the relevant Agilent plan during the Five-Year Period, but treating the relevant Transferred Employee's rights and entitlements in respect of that account as fully and immediately vested and taking account of any loss of employer contributions. Such cash payment shall be grossed up to compensate the Transferred Employee for resulting negative tax treatment, if any, due to the payment being made in cash instead of as retirement benefits.

               (d) In addition, in respect of the two-year period following the Closing Date (the "Two-Year Period"), Philips shall pay to each Transferred Employee in China a lump sum cash payment (payable in accordance with the terms of the Local Asset Transfer Agreement in China) equal to the value of the individual defined contribution account which that Transferred Employee would have accumulated under Agilent China's supplemental pension plan during the Two-Year Period, but treating the relevant Transferred Employee's rights and entitlements in respect of that account as fully and immediately vested and taking account of any loss of employer contributions. However, in the event that Philips establishes a Non-US Benefit Plan in China within the Two-Year Period (the "New Philips Plan"), Philips shall offer each Transferred Employee the option of (i) joining the New Philips Plan with effect from the expiry of the Two-Year Period; or (ii) joining the New Philips Plan with immediate effect, but with the remaining balance of their lump sum cash payment being reduced to take account of the value of the benefits payable to the relevant Transferred Employee under the New Philips Plan.

               (e) The above paragraphs (a) through (d) shall not affect any other provisions of the Purchase Agreement, in particular
                    Section 6.6 thereof.

          12. Payments in Respect of Employees in Germany.

               (a) Philips confirms that Philips Medizinsysteme Boblingen GmbH will pay to each Transferred Employee a lump-sum in the amount of half of such employee's monthly salary pursuant to Section 17 paragraph 1, first and second sentence, of the Balance of Interest Agreement between Agilent Technologies Deutschland GmbH and the Joint Works Council of Agilent Technologies Deutschland GmbH dated 6 July 2001 (the "Balance of Interest Agreement"). Agilent Technologies Deutschland GmbH is not obliged to reimburse Philips for any or all of the payments made to the Transferred Employees under Section 17 of the Balance of Interest Agreement.

               (b) If a Transferred Employee claims this compensatory amount under Section 17 of the Balance of Interest Agreement from Agilent and Agilent is required to make any payments under local laws, Philips shall indemnify and hold Agilent harmless with regard to such amounts paid.

          13. Value of Agilent's Interest in QIC Holding Corp. Philips hereby agrees to purchase from Agilent for an aggregate purchase price of $4,000,000 the 2,330,000 shares of Series A Preferred Stock and the 19 shares of Class A Common Stock of QIC Holding Corp. to be sold to Philips pursuant to the Purchase Agreement. Agilent and Philips make no representation as to the value of such shares for any purposes whatsoever. Agilent and Philips agree that the $4,000,000 purchase price shall not be binding upon Agilent or Philips for purposes of Section 3.3 of the Purchase Agreement.

          14. Allocation of Purchase Price in Malaysia. Reference is made to
Section 3.4 of the Purchase Agreement. Notwithstanding anything in the Purchase Agreement to the contrary, Agilent and Philips hereby agree that the allocation of the purchase price for tax purposes for Malaysia will be 4.7 million Malaysian Ringgits (which is equal to US $1,236,842, using a conversion rate of 3.8 Malaysian Ringgit for US $1, as agreed by Agilent and Philips) and not the amount on the Allocation Schedule. In the event that any adjustment to the local purchase price in Malaysia would otherwise give rise to a payment in local currency pursuant to

Section 3.3 or 3.4 of the Purchase Agreement, any such adjustment payment will be effected in the United States in United States dollars between Agilent and Philips.

          15. Counterparts. This Amendment and Supplemental Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 15, provided that receipt of copies of such counterparts is confirmed.

          16. Governing Law. This Amendment and Supplemental Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

          17. Third Parties. This Amendment and Supplemental Agreement does not contain any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

          18. Miscellaneous. The provisions of Sections 11.1, 11.2, 11.4, 11.5, 11.8 - 11.10, 11.13 and 11.16 shall apply mutatis mutandis to this Amendment and Supplemental Agreement.

         Except as aforesaid, all terms of the Purchase Agreement shall remain in full force and effect.


Signed this 1st day of August 2001.

                                   AGILENT TECHNOLOGIES, INC.


                                   By:   /s/ DONALD A. DRUMRIGHT
                                         ____________________________________
                                         Name:
                                         Title:


                                   KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                   By:   /s/  FREDERICK MCKINNON
                                         ____________________________________
                                         Name:
                                         Title:

                                   Annex A

       Allocation of Liabilities with Respect to Outstanding Litigation

                                                                                                                     Suggested
Matter Name                               Matter No  en Date   Matter Type                     Status                Allocation
-----------                               ---------  -------   -----------                     ------                ------------



Agilent v. American Heartsavers, Inc.     2001-0002  11/06/00  Collection/Bankruptcy           Settled                None


Agilent v. Steadfast Insurance            2000-0024  06/02/00  Insurance Coverage              Active                 Agilent


Chu Caen                                  2000-0034  07/14/00  Contract                        Active     See         Philips
                                                                                                          Section
                                                                                                          2.2(a)(iii)
                                                                                                          of the
                                                                                                          APA


Clatt v. Memorial Hermann et al           2000-0048  08/25/00  Product Liability               Active                  Agilent


Customs/FDA Investigation                 2000-0044  07/31/00  Other, Comment                  Active                  Agilent


DOJ/VA Investigation v. HP                1997-0111  07/23/97  Regulatory (Product)            Active                  Agilent


INSTRUMENTACION v. AGILENT/HP             2001-0033  03/20/01  Contract                        Active     See Section  Philips
                                                                                                          2.2(a)(iii)
                                                                                                          of the
                                                                                                          APA


Mason, G. Robert, v. Advocate Health      2001-0020  01/03/01  Product Liability               Active                  Agilent


Medicare/Greece v. HP Europe BV           2000-0031  07/11/00  Contract                        Active     See Section  Philips
                                                                                                          2.2(a)(iii)
                                                                                                          of the APA




MedSearch v. HP                           2001-0029  01/13/01  Contract                        Active     See Section  Philips
                                                                                                          2.2(a)(iii)
                                                                                                          of the APA


Ogawa, Madelaine vs. HP                   1997-0098  05/23/97  Product Liability               Active                  Agilent


Quinton Inst. v. Agilent                  2000-0069  10/20/00  Contract                        Active     See Section  Philips
                                                                                                          2.2(a)(iii)
                                                                                                          of the APA


Serino, Kimberly v. HP                    1998-0280  10/01/98  Employment Discrimination       Settled                 None


Stilke v. Little Company of
Mary Hospital                             2000-0038  07/20/00  Product Liability               Settled                 None
et al


Trotman, Anthony vs. HP                   1994-0065  10/03/94  Product Liability               Active                  Agilent


UGAP in France                            2000-0055  08/31/00  Collection/Bankruptcy           Settled                 None


Vadnais Technologies Inc. v. HP           2000-0027  06/21/00  Contract                        Settled                 None


Willy Walraevens of Belgium               2000-0056  09/05/00  Employment                      Active                  Agilent


Wilson, Janice v. HP                      2001-0019  01/03/01  Product Liability               Active                  Agilent


Floppy Disk Controller
Chips Investigation                       2000-0042  07/31/00  Product Performance             Activ                   Agilent


Bastein, Ginette v. HP                    1997-0128  08/29/97  Employment Discrimination (Not  Active                  Agilent
                                                               Litigation)


Mailhot, Robin v. HP                      2000-0054  06/08/00  Employment Discrimination (Not  Active                  Agilent
                                                               Litigation)


American Airlines                         N/A        08/01/00  Trademark (Not Litigation)      Settled                 None


Dr. Lawrence Weisman                      N/A        07/18/00  Patent (Not Litigation)         Active     See Section  Philips
                                                                                                          2.2(a)(iv)
                                                                                                          of the APA

                                      2

Edwards Lifesciences LLC                  N/A        08/07/00  Patent (Not Litigation)         Active     See Section  Philips
                                                                                                          2.2(a)(iv)
                                                                                                          of the APA


Masimo                                    N/A        05/03/99  Trademark & Patent              Active     See Section  Philips
                                                                (Not Litigation)                          2.2(a)(iv)
                                                                                                          of the APA


Alliance Pharmaceutical                   N/A        09/23/99  Patent (Not Litigation)         Resolved                None


Healthdyne Technologies, Inc              N/A        04/01/01  Trademark (Not Litigation)      Active     See Section  Philips
                                                                                                          2.2(a)(iv)
                                                                                                          of the APA


A & S MediTeam                            N/A


Ronald Duponte                            N/A

                                    Annex B



                             Pending Escrow Claims



         To the extent that Philips assumes responsibility for the Liabilities relating to (1) the Zymed Puerto Rico tax audit for the taxable year ended June 30, 1999 and the liabilities associated therewith and (2) unpaid taxes payable to the California Franchise Tax Board in respect of Zymed One, Agilent's claim against the Zymed escrow account relating to such Liabilities shall be a Purchased Asset. To the extent that Agilent retains responsibility for the Liabilities relating to (1) the Zymed Puerto Rico tax audit for the taxable year ended June 30, 1999 and the liabilities associated therewith and (2) unpaid taxes payable to the California Franchise Tax Board in respect of Zymed One, Agilent's claim against the Zymed escrow account relating to such Liabilities shall be an Excluded Asset.



         To the extent that Philips assumes the Quinton litigation in accordance with Agilent's proposed litigation allocation schedule set forth in Annex A hereto, the escrow claim related thereto will be transferred to Philips.



         The portion of the Zymed escrow claim relating to the "Subject Contracts" (as that term is defined in the Zymed Merger Agreement) will be transferred to Philips.

                                    Annex C



Costs Related to Termination of Employees in Chile, Brazil, Mexico and
Venezuela
-------------------------------------------------------------------------------



    Brazil:          US$168,000

    Chile:           Ch$4,853,874

    Mexico: US$870,000 minus the amount defined in the Local Asset Transfer Agreement for Mexico as the "Provision Amount"

    Venezuela        US$164,562 (equal to 50% of the total severance costs)


Payment details are set forth in the relevant Local Asset Transfer Agreements.



Costs related to the termination of Retained Employees in Brazil, Mexico and Venezuela will be reimbursed on an indemnity basis. Details are set forth in the relevant Local Asset Transfer Agreements.

                                    Annex D

                   New Section 3.6 of the Purchase Agreement

                  3.6      Deferred Purchase Price.
                           -----------------------

                  (a) General. Seller and Purchaser agree that the full payment by Purchaser of One Hundred Million Dollars ($100,000,000) of the Purchase Price (the "Deferred Purchase Price") shall be deferred until the Targets and the Systems Connectivity Conditions have been satisfied, all in accordance with this Section 3.6.

                  (b) Target Deferred Purchase Price. Seller and Purchaser agree that the full payment by Purchaser of Eighty Million Dollars ($80,000,000) of the Deferred Purchase Price (the "Target Deferred Purchase Price") shall be deferred until the Targets have been satisfied, and shall be paid in installments as provided in this Section 3.6(b). Subject to the disagreement resolution provisions of this Section 3.6(b), Seller and Purchaser agree that Mr. Kent Wanzek and Ms. Pam Dunlap, or (if any such individual is unavailable) substitutes for such individuals designated by Purchaser (collectively, the "Target Team"), will determine whether Purchaser believes that each Target has been achieved as of any Assessment Date, or the related Grace Date, as the case may be. In making any such determination, the Target Team shall apply reasonable business judgment.

                           (i) Target Memoranda. Purchaser shall cause the Target Team to transmit by e-mail to Mr. Pete Dyke, or (if he is unavailable) a substitute designated by Seller, within 10 calendar days following each Assessment Date, a brief memorandum (each, a "Target Memorandum") stating, with respect to each Target, whether the Purchaser believes such Target has been satisfied as of the related Assessment Date. If any Target Memorandum states that any Target has not been so satisfied, such Target Memorandum shall include a reasonably detailed explanation of the factual basis for the Target Team's determination that such Target has not been satisfied. If and to the extent that a Target Memorandum states that any Target has not been satisfied, Purchaser shall cause the Target Team to evaluate whether the Purchaser believes such Target has been satisfied as of the close of business on the fifth Business Day following the Target Team's dispatch of such Target Memorandum (such date, the "Grace Date"), and to transmit by e-mail to Mr. Dyke a brief message (a "Grace Message") stating whether such Target has been so satisfied. At any time following the Closing Date, if Purchaser (including Mr. Wanzek) becomes aware of any event or circumstance which, in Purchaser's (or in Mr. Wanzek's) judgment, is reasonably likely to jeopardize the satisfaction of any of the Targets, Purchaser (or Mr. Wanzek) shall so notify Mr. Dyke by e-mail within 24 hours of becoming aware of such event or circumstance.

                           (ii) Periodic Payment of Target Deferred Purchase Price. Unless the relevant Target Memorandum or Grace Message states that a particular Target has been satisfied, Purchaser shall retain the Target Amount with respect to such Target, subject to Section 3.6(b)(v). In the event that the relevant Target Memorandum or Grace Message states that a particular Target has been satisfied, Purchaser shall pay to Seller, by wire transfer effected not later than the second Business Day following the date of the Target

          Memorandum or the related Grace Message, as the case may be, the Target Amount for such Target.

                           (iii) Disagreements. In the event that Seller disagrees with any of the Target Team's determinations concerning whether a Target has been satisfied, Seller shall transmit to the Target Team and Purchaser by e-mail a message stating the determination with which it disagrees and including a reasonably detailed explanation of the factual basis for Seller's disagreement. Within 24 hours following Purchaser's receipt of such message, Seller shall cause Mr. Bob Walker, and Purchaser shall cause Mr. Tim Mickelson, to discuss the matter in good faith and attempt to resolve the matter within five Business Days following Purchaser's receipt of such message (such period, the "Initial Discussion Period"). If Messrs. Walker and Mickelson resolve the disagreement during the Initial Discussion Period, Purchaser and Seller will cause them to issue joint instructions setting forth such resolution, and Seller and Purchaser shall take such actions (which may include the payment by Purchaser of (if Purchaser has not made any escrow deposit), the execution of joint instructions for disbursement by the Escrow Agent of (if Purchaser has made an escrow deposit), and/or the retention by Purchaser or the Escrow Agent of, all or a portion of any Target Amount or the undertaking of remedial measures by Seller or Purchaser) as may be set forth therein. In the event that Messrs. Walker and Mickelson fail to resolve the disagreement during the Initial Discussion Period, Seller shall cause Mr. Ned Barnholt, and Purchaser shall cause Mr. John Whybrow, to discuss the matter in good faith and attempt to resolve the matter within 10 Business Days following the expiration of the Initial Discussion Period (such period, the "Executive Discussion Period"). If Messrs. Barnholt and Whybrow resolve the disagreement during the Executive Discussion Period, Purchaser and Seller will cause them to issue joint instructions setting forth such resolution, and Seller and Purchaser shall take such actions (which may include the payment by Purchaser of (if Purchaser has not made any escrow deposit), the execution of joint instructions for disbursement by the Escrow Agent of (if Purchaser has made an escrow deposit), and/or the retention by Purchaser or the Escrow Agent of, all or a portion of any Target Amount or the undertaking of remedial measures by Seller or Purchaser) as may be set forth therein.

                           In the event that Messrs. Barnholt and Whybrow fail to resolve the disagreement during the Executive Discussion Period, such dispute shall be resolved by an independent arbitrator with technical expertise in business operations and information technology systems (the "Arbitrator") in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "AAA"); provided, that if the parties cannot agree to an arbitrator, one will be appointed by the AAA; provided, further, that the Arbitrator, once selected, shall serve as Arbitrator for all subsequent disagreements and disputes to be arbitrated pursuant to this Section 3.6. Any such arbitration shall be conducted in New York, New York, such proceedings shall be in English, and any such arbitration shall be administered by the AAA in accordance with its Commercial Arbitration Rules and Title 9 of the United States Code. The Arbitrator shall be instructed to act promptly to resolve any dispute in accordance with the terms of this Agreement, it being understood that the sole issues for the Arbitrator shall be (i) whether the Target in question was satisfied as of the date in question and (ii) if so, what amount(s), if any, are payable to Seller. The Arbitrator shall issue its written decision promptly, and the Arbitrator's decision shall be final, binding and conclusive on both Purchaser and Seller. Purchaser and Seller shall cooperate with the Arbitrator in connection with this Section 3.6 (b)(iii). Without limiting the generality of the foregoing, Purchaser and Seller shall each provide, or cause to be provided, to the Arbitrator all information, and to make available at the arbitration proceeding all personnel, as the Arbitrator shall determine are reasonably necessary to resolve any disputes pursuant to this Section 3.6 (b)(iii). The expenses of the Arbitrator in resolving any disputes under this
          Section 3.6 (b)(iii) shall be borne equally by Purchaser and Seller.

                           (iv) Arbitrator's Decision. In the event that the Arbitrator issues a written decision stating that the relevant Target had not been satisfied as of the relevant Assessment Date, Purchaser shall retain the relevant Target Amount until such time as the Targets have been satisfied, subject to Section 3.6(b)(v). In the event that the Arbitrator issues a written decision stating that the relevant Target had been satisfied as of the relevant date, Purchaser shall either (i) pay the relevant Target Amount to Seller by wire transfer effected on the second Business Day following Purchaser's receipt of the Arbitrator's decision, or (ii) if the Purchaser has theretofore deposited into the Escrow Account (as defined in Section 3.6(b)(v)) a Target Amount in respect of such Target, shall deliver to the Escrow Agent joint written instructions, executed by Purchaser and Seller, instructing the Escrow Agent to disburse to Seller the Target Amount that should have been paid by Purchaser by the second Business Day following the relevant Grace Date.

                           (v) Escrow. In the event that the Target Memorandum or Grace Message with respect to the last Assessment Date of November 1, 2001 states that any Target has not been satisfied, Purchaser shall deposit the Target Amount for such Target into an escrow account (the "Escrow Account") with The Chase Manhattan Bank, as escrow agent (the "Escrow Agent"), by wire transfer effected not later than the second Business Day following the related Grace Date. The escrow agreement governing the Escrow Account (i) shall be in the form of the Escrow Agent's preprinted standard form, (ii) shall specify that the Escrow Agent shall release funds from the Escrow Account only in accordance with joint written instructions executed by Purchaser and Seller (unless otherwise specified herein) or in accordance with written instructions furnished to the Escrow Agent by the Arbitrator, (iii) shall specify that funds in the Escrow Account shall be invested in seven-day certificates of deposit of the Escrow Agent or in a United States government securities fund managed by the Escrow Agent or one of its affiliates and approved by Purchaser and Seller, and (iv) shall specify the Escrow Agent's fees and disbursements shall be borne equally by Seller and Purchaser.

                           (vi) Target Losses. Any other provision of this Agreement notwithstanding, Seller agrees that Purchaser may recover from Seller, either as a deduction from the payment of any Target Amount or out of any amounts remaining in the Escrow Account, as the case may be, Purchaser's losses, damages, liabilities, costs and expenses (including, without limitation, lost profits and mitigation expenses) that are the direct consequences of the failure of any Target to be satisfied (collectively, "Target

          Losses"); provided, that to the extent that Purchaser is compensated for a Target Loss pursuant to this Section 3.6(b), it shall not be deemed to have suffered a loss for purposes of exercising any other remedies that it may have. Purchaser shall use its commercially reasonable efforts (consistent with those it would exercise in the absence of this Section 3.6(b)(vi)) to preserve customer relationships and to mitigate any Target Losses, including, without limitation, entering into arrangements with customers to minimize the impact of the failure of any Target to be satisfied. The limitations set forth in Section 9.2(b) shall not apply to Target Losses and no recovery for Target Losses shall count against the cap set forth in Section 9.2(a). Purchaser shall not be entitled to multiple recoveries for the same Target Loss, and Purchaser's recovery for a Target Loss shall not affect Purchaser's other rights under this Agreement, the Transition Services Agreement or the Master Service Level Agreement, except as set forth above. The fact that Purchaser exercises any such other rights shall not, in and of itself, be deemed to constitute evidence that Purchaser has incurred a Target Loss. For the avoidance of doubt, the maximum amount of Target Losses for which Purchaser shall be eligible to recover in respect of the calendar month preceding any Assessment Date shall be $8,888,889 per Target.

                           (vii) Resolution of Target Losses. If it has been determined that any Target has not been satisfied, Seller shall cause Mr. Bob Walker, and Purchaser shall cause Mr. Tim Mickelson, to discuss in good faith and attempt to reach agreement within 30 days following the later of the deposit of funds into the Escrow Account and the resolution of the last to be resolved of the Satisfaction Disagreements (such 30-day period, the "First Target Losses Discussion Period") concerning the amount, if any, of the Target Losses. If Messrs. Walker and Mickelson reach such an agreement during the First Damages Discussion Period, Purchaser and Seller will cause them to issue joint instructions setting forth such agreement, and Seller and Purchaser shall take such actions (which may include the whole or partial retention or payment of the related Target Amount or the execution of joint instructions for release from the Escrow Account of escrowed funds) as may be set forth therein. In the event that Messrs. Walker and Mickelson fail to reach such an agreement during the First Target Damages Discussion Period, Seller shall cause Mr. Ned Barnholt, and Purchaser shall cause Mr. John Whybrow, to discuss the matter in good faith and attempt to reach such an agreement within 10 Business Days following the expiration of the First Target Damages Discussion Period (such period, the "Second Target Damages Discussion Period"). If Messrs. Barnholt and Whybrow reach such an agreement during the Second Target Damages Discussion Period, Purchaser and Seller will cause them to issue joint instructions setting forth such agreement, and Seller and Purchaser shall take such actions (which may include the whole or partial retention or payment of the related Target Amount or the execution of joint instructions for release from the Escrow Account of escrowed funds) as may be set forth therein. In the event that Messrs. Barnholt and Whybrow fail to reach such an agreement, the amount of Target Losses, if any, shall be determined by the arbitration procedures set forth in Section 3.6(b)(iii). The Arbitrator shall be instructed to act promptly to resolve any dispute in accordance with the terms of this Agreement, it being understood that the sole issue for the Arbitrator shall be the amount of Target

          Losses, if any. The Arbitrator shall issue a written decision promptly, including written instructions to the Escrow Agent concerning the disposition of the escrowed funds.

                  In the event that the Arbitrator determines that there are Target Losses, the Arbitrator's written decision shall provide for the Target Losses to be reimbursed either by means of the whole or partial retention of the related Target Amount or by means of a disbursement to Purchaser from the Escrow Account in which case Purchaser and Seller shall issue joint written instructions to that effect; provided, that the maximum amount of Target Losses for which Purchaser shall be eligible to recover in respect of the calendar month preceding any Assessment Date shall be $8,888,889 per Target. The decision and instructions of the Arbitrator shall be final, binding and conclusive on both Purchaser and Seller. Purchaser and Seller shall cooperate with the Arbitrator in connection with this
         Section 3.6 (b)(vii). Without limiting the generality of the foregoing, Purchaser and Seller shall each provide, or cause to be provided, to the Arbitrator all information, and to make available at the arbitration proceeding all personnel, as the Arbitrator shall determine are reasonably necessary to permit the Arbitrator to ascertain the amount of Target Losses pursuant to this Section 3.6
         (b)(vii). The expenses of the Arbitrator in evaluating the Target Losses in accordance with this Section 3.6 (b)(vii) shall be borne equally by Purchaser and Seller. In the event that the Target Losses are determined to be less than the balance in the Escrow Account, the excess of such balance over such Target Losses will be distributed to Seller.

                           (viii) Certain Payment Obligations. Notwithstanding any other provision of this Agreement, the failure to be satisfied of any Target as of any Assessment Date (or the related Grace Date, as the case may be) shall not affect Purchaser's obligation to pay a Target Amount with respect to another Target that has been satisfied as of such Assessment Date (or the related Grace Date, as the case may be), or affect Purchaser's obligation to pay a Target Amount with respect to the satisfaction of such Target with respect to any future Assessment Date (or the related Grace Date, as the case may be) as of which such Target may be satisfied. Any other provision of this Agreement notwithstanding, (i) the aggregate of Target Base Amounts paid to Seller in respect of any Target shall not exceed $26,666,667, and (ii) the aggregate of Target Base Amounts paid to Seller in respect of all satisfied Targets shall not exceed the Target Deferred Purchase Price; it being understood that the "Target Base Amount" concept excludes the interest otherwise payable on such amounts pursuant to this Section.

                  (c) Systems Connectivity Deferred Purchase Price. Seller and Purchaser agree that the full payment by Purchaser of Twenty Million Dollars ($20,000,000) of the Deferred Purchase Price (the "Systems Connectivity Deferred Purchase Price") shall be deferred until the Systems Connectivity Conditions have been satisfied, and shall be paid in installments as provided in this Section 3.6(c).

                           (i) Release of Systems Connectivity Deferred
         Purchase Price. Purchaser shall pay to Seller the sum of (x) Ten Million Dollars ($10,000,000) of the Systems Connectivity Deferred Purchase Price, plus (y) interest on such amount for the number of days from and including the Closing Date to but excluding the payment date at a rate equal to the Treasury Rate, calculated on the basis of actual days elapsed over a

          365-day year, by wire transfer effected on the second Business Day following the satisfaction of the First Systems Connectivity Condition. Purchaser shall pay to Seller the sum of (p)Ten Million Dollars ($10,000,000) of the Systems Connectivity Deferred Purchase Price, plus (q) interest on such amount for the number of days from and including the Closing Date to but excluding the payment date at a rate equal to the Treasury Rate, calculated on the basis of actual days elapsed over a 365-day year, by wire transfer effected on the second Business Day following the satisfaction of the Second Systems Connectivity Condition.

                           (ii) Agreement on Day Two Plan. During the period following the Closing Date and prior to September 1, 2001, Purchaser and Seller shall discuss in good faith and attempt to agree upon a specific technical approach and high level project plan for the development and implementation (including the cost estimates for the reimbursement of Seller's expenses on a time and material basis) for a systems connectivity approach bridging Purchaser's SAP environment to Seller's HSG factory systems environment (such plan, as agreed to by Seller and Purchaser, the "Day Two Plan"). Purchaser and Seller shall discuss in good faith, and attempt to apply, Alternative 6 (or, if Alternative 6 is impracticable, a reasonable alternative) as the basis for the Day Two Plan. By no later than October 1, 2001, Purchaser and Seller will complete the technical design for the agreed approach and will complete the deliverables as described in Attachment "Deliverables," unless agreed to by both parties.

                           (iii) Development and Testing. Following the adoption of the Day Two Plan, Purchaser and Seller shall use commercially reasonable efforts to develop and test the Day Two Plan on or prior to November 15, 2001, or such other date as is agreed to in the Day Two Plan, and in connection therewith will cooperate in performing the activities, procedures and tests set forth under the heading "Development and Testing" in the Deliverables. To the extent that Agilent's responsibilities for such activities, procedures and tests shall not have been completed by November 15, 2001, or such other date as the parties agree, the terms of the relevant Service Level Agreements shall be extended, as provided in the Master Service Level Agreement.

                           (iv) Assistance. During and following the development, testing, implementation and "go live" of the systems connectivity solution contemplated by the Day Two Plan, Seller shall provide to Purchaser such assistance as is necessary for live data conversions and the implementation of solution into production state and the monitoring of the live system. Such assistance will be provided according to the Day Two Plan. To the extent that such assistance exceeds basic data extraction, documentation, advice and training, such assistance will be provided on a "time and materials" reimbursement basis.

(d) No Alteration of Obligations, Rights or Remedies. The deferral of the Deferred Purchase Price shall not limit, modify, amend, waive or affect any of Seller's or Purchaser's rights or remedies under this Agreement, any agreement, arrangement or instrument to which Seller or Purchaser or any of their respective affiliates is a party, or under law or in equity. Each of Seller and Purchaser agree to use commercially reasonable efforts to cause the Targets to be satisfied as of each Assessment Date and the Systems Connectivity Conditions to be satisfied as soon as reasonably practicable following the Closing, it being understood that the sole remedy for a breach by Seller or Purchaser of its obligations under this Section 3.6(d) shall be the retention or payment by Purchaser of the relevant Target Amount or the Systems Connectivity Deferred Purchase Price, as the case may be. Notwithstanding the fact that the Target Team shall not be required to transmit any Target Memorandum prior to the 10th calendar day following the related Assessment Date, each of Seller and Purchaser shall cooperate and communicate promptly concerning any conditions or circumstances that could adversely affect the performance of the systems measured by the Targets or any conditions or circumstances that could cause the Targets to fail to be satisfied.

               (e)  Definitions.

         "Alternative 6" means, subject to modifications to be consistent with the Day Two Plan, a systems connectivity approach based on country rollout of the PMS integrated client with an EDI link to Seller's WWOMS, and HSG present factory system environment (on Seller's side by the TIBCO interface).

         "Assessment Date" means any of September 1, 2001, October 1, 2001 and November 1, 2001, and "Assessment Dates" means such days collectively.

         The "First Systems Connectivity Condition" will be satisfied if and when Seller and Purchaser have agreed to Seller's deliverables under the Day Two Plan.

         The "Second Systems Connectivity Condition" will be satisfied if and when Seller has completed the development of Seller's interface portion of the Day Two Plan and demonstrated to Purchaser that Seller's interface portion is complete and operational.

         "Systems Connectivity Conditions" means, collectively, the First Systems Connectivity Condition and the Second Systems Connectivity Condition.

         "Target" means any of Target A, Target B or Target C, and "Targets" means Target A, Target B and Target C, collectively.

         "Target A" measures the systems performance and data flow associated with an order moving from quote through to manufacturing. This data flow will be checked at three connection points: 1) a quote is generated, consistent with the data as entered, with the appropriate logo/letterhead; 2) the order, when acknowledged in the factory systems, is consistent with the data as entered; and 3) the factory systems allow the order to be scheduled and built. This target will be satisfied if and when the activity for each Target Country measured in the above connection points is 98% complete for the calendar month preceding the relevant Assessment Date.

         "Target Amount" means, with respect to any Target and any Assessment Date (or the related Grace Date, as the case may be), the sum of (i) the sum (such sum, the "Target Base Amount") of (A) $8,888,889, plus (B) the product, if any, of (x) $8,888,889, multiplied by (y) the number of Assessment Dates preceding such Assessment Date with respect to which no Target Amount was paid with respect to such Target, plus (ii) interest on the Target Base Amount for the number of days from and including the Closing Date to but excluding the payment date at a rate equal to the Treasury Rate, calculated on the basis of actual days elapsed over a 365-day year.

         "Target B" measures the systems performance and data flow associated with the generation of shipping documentation and product invoices. This data flow will be checked at three connection points: 1) shipping documents are generated, consistent with the data as entered, with the appropriate logo/letterhead; 2) a product invoice is generated, consistent with the data as entered, with the appropriate logo/letterhead; and 3) any accounts receivable booked during the assessment period are booked consistent with the data as entered. This target will be satisfied if and when the activity for each Target Country measured in the above connection points is 98% complete for the calendar month preceding the relevant Assessment Date.

         "Target C" measures the systems performance and data flow associated with the dispatching of CEs, the shipment of parts and supplies and the generation of service invoices. This data flow will be checked at three connection points: 1) the systems allow the CSO to be closed; 2) the parts and supplies systems allow the order to be scheduled; and 3) a service invoice is generated, consistent with the data as entered, with the appropriate logo/letterhead. This target will be satisfied if and when the activity for each Target Country measured in the above connection points is 98% complete for the calendar month preceding the relevant Assessment Date.

         "Target Country" means any of the United States, Canada, Germany, the United Kingdom, France (as of the commencement of invoicing in France pursuant to Purchaser's request), Italy, Brazil (as of and following Purchaser's receipt from governmental authorities of product authorizations), Japan and the People's Republic of China (as of and following Purchaser's receipt from governmental authorities of product authorizations).

         "Treasury Rate" means a rate of interest equal to the yield on 90 day Treasury Bills as published in the Wall Street Journal on the Closing Date which represents the yield as of close of business on the prior day.


                                  ATTACHMENT

                                 Deliverables


General Framework for the Planning and Design Phase

1. Defined Systems architecture for flow of transactions and data including shared data between the respective environments

     (a)  Front end Agilent order processing

     (b)  Back end HSG manufacturing

     (c)  Philips SSD Systems

Definition of the data files that would be shared and those that would be passed back and forth between environments

Definition of specific transaction codes i.e.: order change, shipment

High level process flow and issue resolution for inter-company transactions including invoicing and taxation

Definition of incremental infrastructure-printers, bandwidth, etc.

Definition of country by country data extraction and conversion requirements and methodology

Definition of data to be transported (a) to a PMS operational environment, (b) to a PMS archive environment or where data need can be covered by giving access, (c) to PMS to the Agilent environment after Day Two

Approved design and committed resources by Agilent and PMS

2. Schedule/ timeline/ work plan/ physical location of development teams/ physical locations and specifications of the development environment and assignment of resources of the development, testing, and implementation of the design

General Framework for Phase Two Development and Testing -Detailed technical design and testing of interface components

Development of required interfacing transactions and any required program extensions, including any unique extensions required by specific countries, e.g.: tax

Build data extraction tools, data conversion tools and data import tools

Unit test and systems integration test

User acceptance test

Development of operational procedures and training

Development of any infrastructure modifications or extensions


          General Framework for Phase Three Implementation and Go-live and further production integration test, operational support, maintenance and hand over Agilent provides assistance for implementation of interface solution into production state

Agilent provides assistance for live data conversions according to the PMS Exit plan

Monitoring of live system

Assistance would continue to be applied on country by country basis as country conversions are implemented

                                 Annex 3.2(a)

                            Purchase Price Payments



-------------------------- -------------------------------------------------
          Jurisdiction                  Purchase Price
-------------------------- -------------------------------------------------
Russia                     US $463,640  (including value added tax)
                           Payable in local currency

Korea                      US $1,940,600

Brazil                     US $4,462,300    Payable in local currency

Poland                     US $2,666,600    Payable in local currency

China                      US $7,663,300    Payable in local currency

India                      US $9,744,000    Payable in local currency

Malaysia                   4.7 million Ringgit = US $1,236,842
                           Payable in local currency

United States              US $1,571,880,758

Total Payment              US $1,600,058,040
(including value
added tax in Russia)